

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Brendan T. Cavanagh
Chief Financial Officer
SBA Communications Corporation
8051 Congress Avenue
Boca Raton, FL 33487

>   **Re: SBA Communications Corporation**
>   **Form 10-K for fiscal year ended December 31, 2022**
>   **Filed March 1, 2023**
>   **Form 8-K filed February 21, 2023**
>   **File Nos. 001-16853**

Dear Brendan T. Cavanagh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Fair Value Measurements
Items Measured at Fair Value on a Nonrecurring Basis, page F-17

1.   We note your long-lived and intangible assets are measured at fair value on a nonrecurring basis using Level 3 inputs under a discounted cash flow model. In future periodic filings, please provide quantitative information about the significant unobservable inputs used in the fair value measurement of these assets or tell us why such disclosure is not required. Refer to ASC 820-10-50-2(bbb).

Form 8-K filed February 21, 2023

Exhibit 99.1
Funds from Operations ("FFO"), Adjusted Funds from Operations ("AFFO"), and AFFO per share, page 15

2.   We note your presentation of AFFO per share and the related forecasted guidance. In future earnings releases, please reconcile these non-GAAP financial measures from the the most directly comparable measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(a) of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Mark Rakip at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction